

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Via U.S. Mail and Facsimile

Ms. Bei Lu
Chief Executive Officer
CleanTech Innovations, Inc.
C District, Maoshan Industry Park
Tieling Economic Development Zone
Tieling, Liaoning Province, China 112616

> **Re:** **CleanTech Innovations, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 29, 2010**
> **File No. 333-168385**

Dear Ms. Lu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to include updated financial statements and related disclosures for the period ended June 30, 2010.

2. We note that your financial statements and related disclosures include the results of Liaoning Creative Bellows Co., Ltd through the period ended March 31, 2010. We further note that the share exchange between CleanTech Innovations, Inc. and Liaoning Creative Bellows Co., Ltd took place subsequent to March 31, 2010. Therefore, since CleanTech Innovations, Inc. was the actual registrant during the periods you have presented, please revise to include their historical financial statements and related MD&A disclosures.

3. Please revise to include pro forma financial information that reflects the impact of the Share Exchange Agreement, the cancellation of 40,000 shares and your private placement offering of Units. Please ensure that you include earnings per share information. Reference Article 11 of Regulation S-X.

Prospectus Cover Page

4. Please remove and relocate to the Summary section of the prospectus, the information related to the private placement starting with the sentence "Each "Unit" was offered and sold at a purchase price of $3.00 per Unit" and ending with "both closed on July 12, 2010."

Prospectus Summary, page 3

5. Where you discuss your business history, please disclose that you had no revenues and no (as opposed to "minimal") operations.

6. In the third paragraph, please disclose that this transaction was a reverse acquisition.

7. Please disclose the reasons for the 8-for-1 forward split.

Risk Factors, page 4

8. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks presently not known to you or of which you currently are unaware. In view of the requirements of Item 503(c) of Regulation S-K, this qualification and limitation is inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them. Please revise the introductory paragraph accordingly.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations, page 7

9. Please move this risk factor to the beginning of the section and revise to address your limited revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Policies, page 19

10. Please revise your disclosure to include only the accounting estimates and assumptions that may be material due to the associated level of subjectivity and judgment. Please ensure that your disclosure is not duplicative of the description of accounting policies in the notes to the financial statements. Reference Release #33-8350.

Revenue Recognition, page 20

11. Please revise your disclosure to address the following items:

- Include a more specific description regarding the nature of your unearned revenue balance.

- Provide a more specific and comprehensive discussion regarding why you believe your warranty does not constitute a separate deliverable. In this regard, please describe the nature of your warranty services and discuss how and why you have concluded that no warranty expense needed to be recorded during the periods presented.

- We note your disclosure on page five that your arrangements provide for delivery, installation and acceptance of the equipment after customer testing. Given these provisions, please provide a specific and comprehensive discussion regarding why you believe it is appropriate to record revenue upon shipment.

- We note your disclosure on page five that payment of the final 10% of the purchase price is due no later than the termination date of the warranty period. Please discuss when you record the revenue related to this payment.

Segment Reporting, page 21

12. Please revise to include a more specific and comprehensive discussion regarding how you determined you had one reportable segment. In this regard, please tell us what consideration you gave to whether your expansion joints, pressure vessels and wind turbine towers constituted separate reportable segments. Reference ASC 280-10-50-11.

Results of Operations, page 21

13. Please revise to include a more specific and comprehensive discussion of the underlying factors impacting your results and quantify the impact of these factors where practicable. Reference Release #33-8350.

Liquidity and Capital Resources, page 22

14. Please revise to include a discussion of the following items:

- Sources and uses of cash;

- Cash requirements; and

- Debt instruments and related covenants.

Reference Release #33-8350.

15. We note your disclosure that your restricted cash represents amounts from customers to secure their payment. Please provide a more specific and comprehensive discussion regarding the nature of these arrangements and why you have chosen to obtain amounts from customers before payment is due. Please discuss how you determined it was appropriate to classify these amounts as assets and tell us whether these amounts may be required to be returned to the customers. In addition, please tell how you determined it was appropriate to classify the amounts as investing activities.

Our Business, page 26
Customers, page 31

16. We note that you first introduced your wind turbine tower products in February 2010. Please disclose when you introduced your other principal products. Please refer to Items 101(h)(4)(i)&(iii) of Regulation S-K.

17. Please file as material contracts any agreements with your largest customers. Please refer to Item 601(b)(10) of Regulation S-K.

18. As applicable, please clarify your dependence on one or a few major customers of your non-wind turbine tower products. Please refer to Item 101(h)(4)(vi) of Regulation S-K.

Wind Power, page 26

19. The disclosure that pricing policies "ensure wind farm operators can achieve a high rate of return on their investments" and government policies that "provide for stable rates of return on equity for wind farm operators, which stimulate investments in wind farms and drive the demand for our wind towers" appears to suggest that there is a guaranteed market and level of achievement for your products and related markets. Please revise or remove these statements.

Products, page 27
Wind Turbine Towers, page 27

20. Please revise to disclose the percentage of your business that is derived from your wind turbine tower products and your bellows expansion joints products.

Intellectual Property, page 31

21. Please file as exhibits all agreements entered into between the company and Ms. Bei Lu.

22. Please update the status of the approval process for the three additional patents mentioned here. Please refer to Items 101(h)(4)(vii)and (viii) of Regulation S-K.

Research and Development, page 31

23. Please elaborate on your relationship with ACRE Coking & Refractory Engineering Consulting Corporation and the Liaoning Combustion Engineering Research Center.

Governmental and Environmental Regulation, page 31

24. Please revise to include your costs of compliance with environmental laws. See Item 101(h)(4)(xi) of Regulation S-K.

Competition, page 31

25. We note the statement that your high temperature bellows expansion joint for CDQ systems and connecting bend pipe for coking plants are proven proprietary technology, occupying a significant portion of their respective markets with few comparable competitors. Please quantify the percentage of the market you have for these products versus your major competitors.

Executive Compensation, page 36

26. Please clarify whether Ms. Bei Lu is the only named executive officer to earn compensation. Please refer to Item 402(m)(2) of Regulation S-K.

Selling Shareholders, page 38

27. For Apollo Asia Opportunity Master Fund, L.P., disclose the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website, for further guidance.

Segment Reporting, pages F-10 and F-24

28. Please revise to disclose the revenues from each of your product lines. Reference ASC 280-10-50-40.

Note 11. Long Term Loans, page F-14

29. Please revise to disclose if your loans are subject to any covenants and, if appropriate, the status of such covenants.

Note 14. Income Tax, page F-14

30. Please revise to include all of the relevant disclosures required by ASC 740-10-50. In this regard, please ensure that you clarify if you have any deferred tax assets and, if so, whether these amounts have been reduced by a valuation allowance.

Note 17. Subsequent Events, page F-15

31. Please revise to include a discussion of your accounting for the cancellation of 40 million shares in CleanTech. In this regard, please explain how the $40,000 payment for the shares compared to the historical basis for the shares and the fair value of the shares.

32. Please revise to include a specific and comprehensive discussion of your accounting for the private placement offering of Units. In this regard, please discuss how you have allocated the proceeds received in the offering to the common stock and warrants. In addition, please discuss what consideration you have given to the terms of the warrants in determining whether the warrants should be included within stockholders' equity. Reference ASC 480 and ASC 505.

33. Please revise to clarify if your share information has been revised to reflect your stock split. Reference SAB Topic 4.C.

Financial Statements for the quarterly period ended March 31, 2010

Note 8. Prepayment for Construction, page F-25

34. Please revise to disclose why you decided to cancel the contract for construction.

Note 10. Construction in Progress, page F-25

35. We note your disclosure that your commitment to complete construction was $3,530,000. Please revise to more specifically discuss the nature of the commitment and clarify if your commitment has been impacted by the contract cancellation discussed in Note 8.

Undertakings, page II-3

36. Please revise to include only those undertakings applicable to you and your offering. For instance, the undertakings in paragraphs (4)(B) and (5) do not appear to apply to this offering.

Signatures, page II-6

37. Please include the signatures of your controller or principal accounting officer. Please note that any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Robert Newman (*Via Facsimile at 212/202-6055*)
        The Newman Law Firm, PLLC
        44 Wall Street, 20th Floor
        New York, New York 10005